

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2023

Man Chung Chan
Chief Executive Officer
Cosmos Group Holdings Inc.
37/F, Singapore Land Tower
50 Raffles Place
Singapore, 048623

> **Re: Cosmos Group Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Response dated April 6, 2023**
> **File No. 000-55793**

Dear Man Chung Chan:

We issued comments to you on the above captioned filing on August 24, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 26, 2023.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Lory Empie at 202-551-3714 or Robert Klein at 202-551-3847 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets